UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________

FORM 11-K

____________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-205986

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

River Bank & Trust 401(k) Employee Stock Ownership Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

River Financial Corporation

2611 Legends Drive

Prattville, Alabama 36066

Introduction

The River Bank & Trust 401(k) Employee Stock Ownership Plan (the “Plan”) has been in existence more than one year. River Bank & Trust (the “Bank”) is a wholly owned subsidiary of River Financial Corporation (“River Financial”). The common stock of River Financial has been issued under the Plan to employees under SEC Rule 147A because all employees of the Bank and River Financial have been residents of the State of Alabama. Commencing in January 2026, the Bank will have employees for the first time in another state, who may become eligible to participate in the Plan. In accordance with the U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual (updated August 22, 2025) the SEC states in Section 1512.4.d.2(ii) that if the plan has not previously been subject to the reporting requirements of Section 15(d), an annual report for the plan’s latest fiscal year on Form 11-K is filed at the same time the Form S-8 is filed.

RIVER BANK AND TRUST

401(K) EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL REPORT

DECEMBER 31, 2024

Independent Auditor’s Report

To the Plan Trustees

River Bank and Trust 401(k) Employee Stock Ownership Plan

Opinion

We have audited the accompanying financial statements of River Bank and Trust 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

Birmingham, Alabama

October 21, 2025

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, ALABAMA 35209 • 205-445-2880 • FAX 205-445-2940 • www.mjcpa.com

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

	2024	2023
Assets
Cash and cash equivalents	$633,263	$811,460
Investments, at fair value	16,602,167	14,104,924
Common stock of River Financial Corporation, at fair value	7,221,469	6,166,568
Total investments	24,456,899	21,082,952

Receivables
True up match contribution receivable	96,609	87,265
Employee contribution	-	42,589
Other assets	-	842
Total receivables	96,609	130,696

Total assets	24,553,508	21,213,648

Liabilities
Distribution payable	4,151	280,768

NET ASSETS AVAILABLE FOR BENEFITS	$24,549,357	$20,932,880

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,417,607
Interest and dividends	93,334
Total investment income	2,510,941

Contributions:
Employee	1,633,624
Employer	963,023
Rollovers	206,806
Total contributions	2,803,453

Total additions	5,314,394

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,696,411
Administrative expenses	1,506
Total deductions	1,697,917

Net increase	3,616,477

Net assets available for benefits:
Beginning of year	20,932,880

End of year	$24,549,357

See accompanying notes to the financial statements.

Notes To Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The following description of the River Bank and Trust (the “Company”) 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Company who are at least 18 years of age and have completed three months of service. Employees are eligible for participation in the Plan on the first quarterly date occurring after three months of employment with the Company. The Plan is subject to the provisions of the Department of Labor’s (DOL’s) Rules and Regulations for Report and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to the statutory limitation of $23,000 for 2024. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company shall make a matching contribution of 100% of the participants’ elective deferrals that are not in excess of 3% of compensation, as defined by the Plan, plus 50% of the participants’ elective deferrals in excess of 3% of compensation up to a maximum of 5% of compensation. Employer discretionary contributions may be made at the option of the Company’s Board of Directors. No discretionary contributions were made during the year. Contributions are subject to certain limitations. The Company matching contribution and up to 50% of the participant’s contribution, as elected by the participant, may be used to purchase common stock of the Company.

The Plan records employer and employee contributions receivable when compensation is earned. In accordance with ASC 326, Financial Instruments - Credit Losses, no allowance for credit losses has been recorded at December 31, 2024 and 2023, as employer and employee contributions receivable have never historically incurred losses and current conditions and supportable forecasts show zero risk of nonpayment.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company common stock and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant deferral contributions, compensation, or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Total shares of the Company common stock allocated to participant accounts as of December 31, 2024 and 2023 were 182,822 and 166,664, respectively.

Vesting

Participants are vested immediately in their deferral and employer matching contributions plus actual earnings thereon. Vesting in employer discretionary contributions is based on years of continuous service. A participant is 100% vested after three years of credited service.

NOTE 1. DESCRIPTION OF PLAN (Continued)

Payment of Benefits

On termination of service due to death, disability, severance of employment, retirement, or financial hardship, a participant may elect to receive an amount equal to the vested interest in his or her account either in a lump sum, a direct rollover to an “eligible retirement plan” as defined by the Internal Revenue Code of 1986, as amended, or a combination thereof. The Plan also allows employees to withdraw vested balances starting at age 59 ½. Distributions are subject to the applicable provisions of the Plan. All distributions are to be made in cash. In order to fund the liquidation of Company stock, a trustee will approve a transaction for the Plan to sell stock to the holding company, and the holding company will retain the shares as treasury stock. The number of shares sold is dependent on how many shares the terminated participant liquidated and is rounded up in the case of fractional shares.

Put Option

Under Federal income tax regulations, the Company stock that is held by the Plan and its participants and is not readily tradeable on an estimated market or is subject to trading limitations, includes a put option. The put option is the right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Voting Rights

If the Company maintains a registration-type class of common stock, each participant (or beneficiary) in the Plan is entitled to direct the manner in which shares of Company common stock that are allocated to their account and entitled to vote shall be voted. If the Company does not maintain a registration-type class of common stock, each participant (or beneficiary) shall have the right to direct the trustee as to the voting of shares of Company common stock allocated to their account only with respect to corporate matters that involve the approval or disapproval of a merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or the sale of substantially all of the Company’s assets (or similar transactions). In accordance with instructions from the Plan Administrator, the trustee shall vote any unallocated shares as well as allocated shares for which no timely voting direction is received from participants or beneficiaries.

A registration-type class of security means Company common stock that is either (i) a class of securities required to be registered under Section 12 of the Securities Exchange Act of 1934, or (ii) a class of securities that would be required to be so registered except for the exemption from registration provided under Section 12(g)(2)(H) of that Act.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

Payment of Benefits

Benefits are recorded when paid.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the financial statements, liquid instruments with an original maturity of three months or less are considered cash equivalents. The Plan’s cash deposits in a financial institution may at times exceed federally insured limits. The Plan’s management does not believe that the Plan is exposed to any significant credit risk in any such accounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation, or depreciation, includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation in fair value of investments.

Plan Amendment

Effective December 1, 2023, the minimum age requirement was lowered from 21 to 18 years of age.

Subsequent Events

The Plan has evaluated subsequent events through October 21, 2025, the date the financial statements were available to be issued.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under this guidance are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Inputs to the valuation methodology include:

•
quoted prices for similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices that are observable for the asset or liability;
•
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024, and 2023.

Interest-bearing cash: Because of the nature of these assets, carrying amounts approximate fair value.

Pooled Separate Accounts: Underlying holdings are primarily valued using market quotations or prices obtained from independent pricing sources. The accounts are not exchange traded.

Company common stock: Valued at estimated fair value based upon an independent appraisal. The appraiser took into account the current financial condition of the Company, historical and projected earnings, economic outlook, market comparables, and applicable discounts and premiums.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although plan management believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumption to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The appraisal of Company common stock was based upon income valuation techniques consistent with the prior years as illustrated in the following tables:

2024	Fair Value	Valuation Technique	Unobservable Input	Rate Applied

Company common stock	$7,221,469	Discounted cash flow model	Weighted average cost of capital	14.00%

2023	Fair Value	Valuation Technique	Unobservable Input	Rate Applied

Company common stock	$6,166,568	Discounted cash flow model	Weighted average cost of capital	13.75%

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

	Investment at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$633,263	$-	$-	$633,263
Pooled separate accounts	-	16,602,167	-	16,602,167
Company common stock	-	-	7,221,469	7,221,469
Total investments at fair value	$633,263	$16,602,167	$7,221,469	$24,456,899

	Investment at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$811,460	$-	$-	$811,460
Pooled separate accounts	-	14,104,924	-	14,104,924
Company common stock	-	-	6,166,568	6,166,568
Total investments at fair value	$811,460	$14,104,924	$6,166,568	$21,082,952

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets, which is the Company common stock, for the years ended December 31, 2024 and 2023:

	2024	2023

Balance, beginning of year	$6,166,568	$5,928,635
Unrealized gain (loss)	611,424	(140,517)
Purchases	1,131,911	679,626
Sales	(688,434)	(301,176)
Balance, end of year	$7,221,469	$6,166,568

NOTE 4. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of investment funds managed or sponsored by the John Hancock Life Insurance Company, the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The Plan’s assets also consist of common stock of the Company, which are held by the trustees of the Plan. Company contributions are held and managed by the trustees, who invest cash received. Certain administrative and investment advisory services are performed by Raymond James FSA, Inc. and Wilshire Associates, Inc., who serve as the third-party administrators of the Plan. These companies charge administrative expenses that consist primarily of accounting, investment advisory and brokerage fees to service the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for these services were $10,976 for the year ended December 31, 2024 and are included in net appreciation in fair value of investments. The Company pays directly any other fees related to Plan operations.

Investment in the Company’s common stock represented approximately 29.5% and 29.1% of total assets as of December 31, 2024 and 2023, respectively.

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE 6. TAX STATUS

The Plan adopted a prototype non-standardized profit-sharing plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service (IRS) on December 29, 2020, which stated that the Plan and related trust are designated in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the plan itself. Although the Plan has been amended since received the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan has filed Form 5500, which is the annual return for employee benefit plans, for all years through December 31, 2023. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to the Form 5500:

	2024	2023

Net assets available for benefits per the financial statements	$24,549,357	$20,932,880
True up match contribution receivable	(96,609)	(87,265)
Net assets available for benefits per the Form 5500	$24,452,748	$20,845,615

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2024, to net income per the Form 5500:

2024

Net increase per the financial statements	$3,616,477
True up match contribution receivable – 2024	(96,609)
True up match contribution receivable – 2023	87,265
Net increase per to Form 5500	$3,607,133

SUPPLEMENTAL SCHEDULE

RIVER BANK AND TRUST 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

(Plan Number 001, Sponsor EIN Number 20-4303726)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	Description of Investment		(e)
Party-in-	Identity of Issuer, Borrower,	(Maturity Date, Rate of Interest,	(d)	Current
Interest	Lessor or Similar Party	Collateral, Par or Maturity Value)	Cost	Value

	Cash	Interest bearing cash	**	$633,263

*	John Hancock:	Pooled separate account	**	-
	American Funds 2065 Target Date	Pooled separate account	**	208,662
	American Funds 2060 Target Date	Pooled separate account	**	583,222
	American Funds 2055 Target Date	Pooled separate account	**	610,645
	American Funds 2050 Target Date	Pooled separate account	**	1,176,657
	American Funds 2045 Target Date	Pooled separate account	**	955,198
	American Funds 2040 Target Date	Pooled separate account	**	1,296,234
	American Funds 2035 Target Date	Pooled separate account	**	1,496,636
	American Funds 2030 Target Date	Pooled separate account	**	1,742,636
	American Funds 2025 Target Date	Pooled separate account	**	60,988
	American Funds 2020 Target Date	Pooled separate account	**	79,552
	American Funds 2010 Target Date	Pooled separate account	**	19,384
	American Funds New World Funds	Pooled separate account	**	18,248
	American Funds Small Cap World	Pooled separate account	**	17,760
	JH Multimanager Aggressive LS	Pooled separate account	**	588,613
	JH Multimanager Growth LS	Pooled separate account	**	2,565,690
	JH Multimanager Balanced LS	Pooled separate account	**	1,438,971
	JH Multimanager Moderate LS	Pooled separate account	**	211,094
	JH Multimanager Conservative LS	Pooled separate account	**	268,414
	John Hancock Stable Value	Pooled separate account	**	906,481
	John Hancock 500 Index Fund	Pooled separate account	**	750,504

	Other:
	Cohen & Steers Real Estate	Pooled separate account	**	16,176
	Columbia Small Cap Value Fund	Pooled separate account	**	61,257
	Fidelity Mid Cap Index Fund	Pooled separate account	**	141,365
	DFA U.S. Small Cap Fund	Pooled separate account	**	58,537
	Investco Discovery Mid Cap Growth	Pooled separate account	**	114,585
	MFS Mid Cap Value Fund	Pooled separate account	**	35,892
	IShares Gold Trust ETF	Pooled separate account	**	23,127
	Putnam Small Cap Growth Fund	Pooled separate account	**	77,595
	T. Rowe Price Health Science	Pooled separate account	**	10,947

	AB Large Cap Growth Fund	Pooled separate account	**	613,472
	Hartford Schroders Intl MCV	Pooled separate account	**	37,395
	Putnam Large Cap Value Fund	Pooled separate account	**	177,074
	Vanguard Total Intl Stock Idx	Pooled separate account	**	62,357
	American Funds Bond Fund of America	Pooled separate account	**	45,976
	American Funds New Perspective	Pooled separate account	**	1,140
	Federated High Yield Bond	Pooled separate account	**	129,683

*	River Financial Corporation	Common stock	$5,098,252	7,221,469

	Total investments			$24,456,899

	* Party-In-Interest
	** Cost information is not provided as investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description

23.1* Consent of Mauldin & Jenkins, LLC

*Filed herewith

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVER BANK & TRUST 401(k)

EMPLOYEE STOCK OWNERSHIP PLAN

Date: December 15, 2025 By: /s/ James M. Stubbs

James M. Stubbs

Chief Executive Officer

(principal executive officer)